Exhibit 99.1

INVESTOR CONTACTS:
Elan Chris Burns Ph: 800 252 3526 David Marshall Ph: 353 1 709 4444	Wyeth Justin Victoria Ph: 973-660-5340
MEDIA CONTACTS:
Elan Jonathan Birt Ph: 212 850 5664 44 20 7269 7205 Niamh Lyons Ph: 353 1 663 3602	Wyeth Douglas Petkus Ph: 973-660-5218 Michael Lampe Ph: 484-865-1346 Cell: 484-238-6855

Elan and Wyeth Present Encouraging Results from Phase 2 Clinical Trial of
Bapineuzumab at International Conference on Alzheimer’s Disease

Overall Assessment:

•	Safety and efficacy results support design of ongoing global Phase 3 program

•	Vasogenic edema correlated with dose and ApoE4 carrier status which influenced the Phase 3 program design

•	Pre-specified efficacy analysis did not reach significance in the total population

In Post Hoc Analyses:

•	Trends were observed in the cognitive endpoints ADAS-cog and NTB in the total population

•	Statistically significant and clinically meaningful effects were observed in multiple endpoints in ApoE4 non-carriers

•	In ApoE4 carriers, favorable directional changes were seen in some endpoints, warranting further study

Chicago, Ill. – July 29, 2008 – Elan Corporation, plc (NYSE: ELN) and Wyeth (NYSE: WYE) today are presenting detailed results from the companies’ 18-month

Phase 2 study of bapineuzumab (AAB-001) in patients with mild to moderate Alzheimer's disease at the Alzheimer’s Association’s International Conference on Alzheimer’s Disease 2008 in Chicago, Illinois.  As previously announced, in the study, bapineuzumab appeared to have an acceptable safety profile and clinical activity in treating Alzheimer’s disease.  Potential efficacy signals were seen at a range of doses without a clear dose response.  The study did not attain statistical significance on the pre-specified efficacy endpoints in the overall study population.  Post-hoc analyses showed statistically significant and clinically meaningful benefits in important subgroups.

The data will be presented by Sid Gilman, M.D., William J. Herdman Distinguished University Professor of Neurology, Director of Michigan Alzheimer’s Disease Research Center, University of Michigan, and Chair of the independent safety monitoring committee for bapineuzumab.

“This study was limited in its size, design and goals,” said Dr. Gilman, “but if the findings seen in these post-hoc analyses are replicated in the global Phase 3 program, it would be a validation of the amyloid hypothesis and could change how physicians approach the treatment of Alzheimer’s disease.”

Elan and Wyeth believe that the safety and efficacy findings from this Phase 2 trial of bapineuzumab in patients with mild-to-moderate Alzheimer’s disease support the design of the ongoing global Phase 3 program and plan to incorporate learnings from this study into the Phase 3 program.  The companies will continue to work diligently to develop much needed new treatment options for patients and physicians.

About the Phase 2 Clinical Trial
The double-blind, placebo-controlled multiple ascending dose trial was designed to assess the safety and tolerability of bapineuzumab in mild-to-moderate Alzheimer’s disease and to explore efficacy at a range of doses.Two-hundred-thirty-four (234) patients were randomized1 to receive one of four doses of bapineuzumab (0.15 mg/kg [n=31], 0.5 mg/kg [n=33], 1.0 mg/kg [n=30] or 2.0 mg/kg [n=30]) or placebo [n=110] by intravenous infusion every 13 weeks.  Findings were reported for 229 patients in a modified intent-to-treat (MITT) analysis.  Patients were intended to receive up to six doses during the 18-month study.

The pre-specified primary efficacy endpoints were change from baseline in Alzheimer’s Disease Assessment Scale-Cognitive Subscale (ADAS-cog) and Disability Assessment Scale for Dementia (DAD) in the 0.5 mg/kg, 1.0 mg/kg and 2.0 mg/kg dose groups against their placebo cohorts.  Other efficacy measures included change in concentrations of tau in cerebral spinal fluid (CSF), the Neuropsychological Test Battery (NTB), the Clinical Dementia Rating Sum of Boxes (CDR-SOB), the Mini Mental State Examination (MMSE) and brain volume as measured by MRI. Efficacy was assessed from baseline for 78 weeks.

Pre-Specified Efficacy Analysis:
In the total study population, statistical significance was not obtained on the pre-specified efficacy endpoints of ADAS-cog and DAD.

Post-Hoc Efficacy Analyses:
Modified Intent to Treat (MITT) included patients who received at least one infusion and one efficacy assessment.  In analyzing the data, the following were taken into account: an assumption of non linearity of the data over time, ApoE4 carrier status, and baseline MMSE and test scores.

1 Randomization was on an 8:7 ratio, with more patients receiving bapineuzumab versus placebo.

The clinical relevance of the results for patients receiving the full 18 months of therapy was analyzed in a completer analysis. The patients included in the completer analysis received six (6) infusions and a week 78 efficacy assessment.

Using these assumptions, trends in favor of bapineuzumab treated patients were observed in ADAS-cog and NTB in the total MITT population.  Additional completer analyses reinforced these trends.

The study revealed important differences in the rate of vasogenic edema by carrier status and for this reason the total population was analyzed by ApoE4 carrier status2.

ApoE4 Non-Carrier Population
In the ApoE4 non-carrier patients, statistically significant differences from baseline to week 78 were observed in favor of bapineuzumab treated patients on both cognitive and functional efficacy endpoints:

•	ADAS-cog treatment difference of 5.0; p=0.026

•	NTB treatment difference of 0.35; p=0.006

•	CDR-SB treatment difference of 1.5; p=0.040

A favorable directional change of 6.9, p>0.10 for DAD was observed.

The completer analysis for non-carrier patients was consistent with the above findings.

Additionally, in these non-carrier patients, MRI results showed significantly less brain volume reduction versus placebo, as measured by the Brain Boundary Shift Integral (BBSI), at 71 weeks3, with a treatment difference of 10.7 cc; p=0.004.  Smaller increases in ventricular volume (VBSI) in bapineuzumab treated patients

2 Literature estimates that 40-70 percent of Alzheimer’s disease population are non-carriers of the Apolipoprotein E4 (ApoE4) allele

3 MRI results were measured through week 71

compared to placebo were observed, which were not statistically significant.  Progression of Alzheimer’s disease is generally associated with loss in brain volume and increases in ventricular volume.

ApoE4 Carrier Population
In the ApoE4 carrier patients, no statistically significant changes were observed in any of the cognitive or functional efficacy endpoints.  The completer analysis for the carrier population showed favorable directional changes on cognitive and functional endpoints.  The ongoing Phase 3 studies in ApoE4 carriers will help clarify these findings.

MRI findings in the carrier patients showed no significant change in brain volume between bapineuzumab treated and placebo patients, while a significant increase in ventricular volume in treated patients was observed, mean 2.5cc; p=0.037.  The clinical relevance of this finding is still unclear and will continue to be evaluated.

 “The clinically significant benefit seen with bapineuzumab treatment in the ApoE4 non-carrier subgroup is encouraging,” said Dale Schenk, Ph.D., Executive Vice President and Chief Scientific Officer of Elan.  “These results across multiple endpoints are consistent with what we have seen for beta amyloid immunotherapy from animal studies through to the patients.”

"These data represent scientific validation of our decision to move rapidly into Phase 3 last year,” said Gary L. Stiles, M.D., Chief Medical Officer, Wyeth.  “In our Phase 3 program, we will learn much more since we will be able to study bapineuzumab in larger patient populations and better assess the results in ApoE4 carriers and non-carriers in separate trials.  We are encouraged by these results and we'll achieve greater insight as we move forward."

Safety Findings
Adverse Events (AE) were observed in 95% of bapineuzumab treated patients versus 90% of placebo treated patients. AEs were generally mild to moderate and transient.  With the exception of vasogenic edema, AEs did not appear to be dose related.

Adverse events seen in greater than 5% of bapineuzumab treated patients and at twice the rate of placebo treated patients were: back pain; anxiety; vomiting; vasogenic edema; hypertension; weight loss; paranoia; skin laceration; gait disturbance; and muscle spasm.

Three deaths occurred in bapineuzumab-treated patients, though these were not considered by the investigators to be treatment related.  No deaths were reported in the placebo group.  Other adverse events of interest occurring in less than five percent of patients treated with bapineuzumab included cataract, deep vein thrombosis, syncope, seizures and pulmonary embolism.

Vasogenic Edema (VE)
Twelve (12) cases of vasogenic edema were reported, all in treated patients, and all resolved over time.  Ten (10) of these cases were reported in ApoE4 carriers with 2 cases in ApoE4 non-carriers.  Eight (8) of the 12 cases were reported in the highest dose group, including both cases seen in ApoE4 non-carriers.  Six (6) of the 12 cases were not associated with clinical symptoms and were detected on routine MRI scan.  One (1) patient was treated with steroids.  Re-dosing was instituted in six (6) of the 12 patients and no recurrence of VE was observed.

Phase 3 Program Implications
The Phase 2 data reinforce the design of the ongoing Phase 3 studies by ApoE4 carrier and non-carrier populations and the selected dose groups.  The companies plan to continue all four ongoing Phase 3 studies.  The ApoE4 carrier dose in the Phase 3 trials was selected to seek to minimize the risk of VE observed in the Phase

2 trial.  The companies intend to obtain feedback from regulatory authorities in the coming months to finalize parameters for the Phase 3 program and discuss and reach agreement on requirements for registration.

Investor Webcast
The Companies will host a webcast on July 29, 2008 from 6:00pm CDT (7:00pm EDT) to discuss the results of the Phase 2 clinical trial.

Participants who will discuss the trial results and field questions will include:

•	Ron Black, M.D., Wyeth Research, Assistant Vice President, Neuroscience

•	Sid Gilman, M.D., F.R.C.P., University of Michigan, Chair of Bapineuzumab Safety Monitoring Committee

•	Allison Hulme, Ph.D., Elan, Executive Vice President and Head of Global Development

•	Dale Schenk, Ph.D., Elan, Executive Vice President and Chief Scientific Officer

•	Gary L. Stiles, M.D., Wyeth, Chief Medical Officer

Live audio of the webcast will be simultaneously broadcast over the Internet.  The webcast can be accessed by visiting the companies’ web sites at www.elan.com or www.wyeth.com and clicking on the “Investor Relations” icon.  Following the live webcast, an archived version, including the slides, will be available at the same URLs.

About Bapineuzumab
Bapineuzumab is the first humanized monoclonal antibody in late-stage investigation as a potential treatment for Alzheimer’s disease.  Bapineuzumab is designed to clear toxic beta amyloid from the brain.  The beta amyloid protein is a key component of the neuritic plaques that are implicated in the pathology of Alzheimer’s disease. A global, 4,100 patient Phase 3 clinical program was initiated in December 2007 and is intended to provide safety and efficacy data to support the filing and approval of licensing applications for bapineuzumab as a potential treatment for patients with mild to moderate Alzheimer’s disease.  To learn more about this enrollment, patients or caregivers should contact clinical sites directly.  Participating clinical sites can be found by visiting www.icarastudy.com or, in the United States by calling 1 (888) 818-MEMORY.  Study site details also can be found by visiting www.clinicaltrials.gov.

About Alzheimer’s Disease
Alzheimer’s disease is a progressive brain disorder that gradually destroys a person’s memory and ability to learn, reason, make judgments, communicate and carry out daily activities, such as bathing and eating. As Alzheimer’s disease progresses, individuals may also experience changes in personality and behavior, such as anxiety, suspiciousness or agitation, as well as delusions or hallucinations.  As many as 5 million Americans are estimated to have Alzheimer’s disease, and more than 26 million people worldwide.  One in eight baby boomers, and half of all people over 85, will develop the disease.

About the Elan and Wyeth Collaboration
The Wyeth and Elan Alzheimer's Immunotherapy Program (AIP) includes investigational clinical programs for bapineuzumab.  AIP is a collaboration between the two companies to research, develop and commercialize immunotherapeutic approaches that may be used to treat and possibly prevent the onset of Alzheimer’s disease.  AIP research focuses on the beta amyloid hypothesis, as the companies believe that enhancing the clearance of beta amyloid in the brain may provide a new treatment approach for Alzheimer’s disease.

About Elan
Elan Corporation, plc is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world.  Elan shares trade on the New York, London and

Dublin Stock Exchanges.  For additional information about the company, please visit http://www.elan.com.

About Wyeth
Wyeth Pharmaceuticals, a division of Wyeth, has leading products in the areas of women’s health care, infectious disease, gastrointestinal health, central nervous system, inflammation, transplantation, hemophilia, oncology, vaccines and nutritional products.

Wyeth is one of the world’s largest research-driven pharmaceutical and health care products companies.  It is a leader in the discovery, development, manufacturing and marketing of pharmaceuticals, vaccines, biotechnology products, nutritionals and non-prescription medicines that improve the quality of life for people worldwide.  The Company’s major divisions include Wyeth Pharmaceuticals, Wyeth Consumer Healthcare and Fort Dodge Animal Health.  For additional information about the company, please visit http://www.wyeth.com.

Safe Harbor/Forward-Looking Statements

The statements in this press release and on the related webcast regarding the companies’ assessment of the Phase 2 data and its implications for the Phase 3 program and future development of bapineuzumab are forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements.  In particular, these statements are subject to the risk that further analyses of the Phase 2 data may lead to different (including less favorable) interpretations of the data than the analyses conducted to date and/or may identify important implications of the Phase 2 data that are not reflected in these statements.  Clinical trial data are subject to differing interpretations, and regulatory agencies, medical and scientific experts and others may not share the companies’ views of the Phase 2 data or its implications for the Phase 3 program and future development of bapineuzumab.  In addition, further analyses of the Phase 2 data and discussion with regulatory authorities may lead to important modifications to the Phase 3 program.  There can be no assurance that the clinical program for bapineuzumab will be successful in demonstrating safety and/or efficacy, that we will not encounter problems or delays in clinical development, or that bapineuzumab will ever receive regulatory approval or be successfully commercialized.  Other risks and uncertainties that could cause actual results to differ materially from those expressed or implied by these forward-looking statements include those detailed from time to time in the Companies’ periodic reports filed with the Securities and Exchange Commission, including Wyeth's current reports on Form 8-K, quarterly reports on Form 10-Q and annual report on Form 10-K, particularly the discussion under the caption "Item 1A, Risk Factors" in Wyeth's Annual Report on Form 10-K for the year ended December 31, 2007, which was filed with the Securities and Exchange Commission on February 29, 2008, and Elan's Reports of Foreign Issuer on Form 6-K and Annual Report on Form 20-F, particularly the discussion under the caption “Item 3D, Risk Factors” in Elan’s Annual Report on Form 20-F for the year ended December 31, 2007, which was filed with the Securities and Exchange Commission on February 28, 2008.  The forward-looking statements in this press release are qualified by these risk factors.  We assume no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

Source:  Elan Corporation, plc and Wyeth

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